Exhibit 99.8

[GRAPHIC OMITTED]


                                                                          ASML









Social Report 2002

                                                                          ASML






Social Report 2002






ASML Mission

Providing leading edge imaging

solutions to continually improve our

customers' global competitiveness

                                                                      Contents

                                       3 Message to Our Shareholders and Other
                                       Stakeholders

                                       4 Showing Our Commitment

                                       5 2002 Highlights

                                       6 Identifying the Right Resources

                                       7 Developing Our Valued Talent

                                       9 Motivating Employees

                                      10 Supporting Employee Involvement

                                      11 Unifying Our Efforts

                                      13 Keeping Employees in Touch

                                      14 Commitment to People

                                      15 A Quick Look at the Organization

                                      16 ASML Worldwide Contact Information

Message to Our Shareholders and Other Stakeholders

2002 was year two of the worst downturn in the semiconductor industry's history. Looking at 2003, we see neither rapid recovery nor major improvement.

Moving forward, ASML will focus on its core competence: lithography. As a result, ASML announced its decision to terminate Track operations in December 2002 and the Company also disclosed its intention to divest Thermal operations in 2003. In December 2002, ASML employed approximately 300 people in the discontinued Track operations and approximately 450 people in Thermal operations.

In addition, we are implementing actions to rightsize our global lithography organization consistent with market conditions. Regrettably, this means we had to announce the intention to reduce our lithography work force by approximately 700 positions worldwide. The steps we are taking are difficult but necessary to secure ASML's future.

Cycles in the semiconductor industry are running deeper and longer than ever before, creating special challenges for suppliers of capital equipment. However, ASML works hard to provide employees with opportunities for professional growth and development during both good and bad economic times. This commitment to our employees was evident in 2002, as detailed in this report. And it will continue in 2003 as we work together to build our core business, sustain our customer focus and strengthen our technology leadership.

The Board of Management would like to recognize every employee for their contributions in 2002. We thank them for their creative, hard work.

Doug J. Dunn

President, Chief Executive Officer and Chairman of the Board of Management ASML Holding N.V.

Veldhoven, January 30, 2003

Showing Our Commitment

ASML shows its commitment to customers by ensuring that we have the right employees in the right places at the right time. To have the best employees, we have to be the right kind of company. People are drawn to companies that care about them and provide them with an environment that stimulates achievement and professional development.

Our global organization embodies rich diversity in skills, education, culture and working practices. Learning to work together and benefit from one another's strengths has served to enhance the excellence of our worldwide employee base and make us better equipped to face future challenges.

[GRAPHIC OMITTED]

2002 Highlights

o In December, ASML announced the intention to reduce the worldwide Lithography workforce significantly, the closing of our Track business and plans to divest the Thermal business. In addition, ASML announced salary control measures and bonus cancellations throughout the organization. These measures are aimed at ensuring ASML's ability to succeed in an ever-competitive world market for semiconductor equipment.

o Offered structured management development programs to employees around the world. These programs helped us show our commitment to the professional advancement of our employees, even during times of economic difficulty.

o Improved efficiency and consistency for employees around the globe by merging facilities where possible, and aligning jobs, personnel policies and compensation and benefits packages across all locations worldwide.

o Stepped up recruitment efforts in Asia to meet the needs of the Asian semiconductor market, which has shown high growth potential.

o Introduced employee incentive programs, both on a global and local basis. We designed these programs to be beneficial to employees, and still meet our strict budget requirements.

o Converted our European Recruitment Center to a Resource Center. The new Resource Center's task is not only to bring new employees in to the company, but also to ensure that existing employees are in the right job that fits their skills, talents and career goals.

o Created internal guidelines for our external publication on ethical business conduct. These guidelines served to help employees understand how to incorporate ethical business conduct in their daily work.

o Created the ASML Trust, a non-profit charitable foundation, to reach out to the communities in which we operate.

Identifying the Right Resources


Although recruitment for new employees was very limited in 2002, ASML still maintained visibility in the job recruitment markets; this helps us maintain our position as a world-class employer so that when the upturn comes, potential employees are aware of us and what we offer to our employees. We need to be well-positioned in the job market when the upturn comes so that we have the right people for our highly specialized jobs when and where we need them worldwide.

Using resources effectively

Because of the lack of recruiting activity due to the industry downturn, ASML converted its European Recruitment Center based in the Netherlands into a Resource Center in 2002. The Resource Center's focus is not only on bringing new employees into the company, but also on supporting the transfer of people within the company. The Resource Center ensures that employees are in the right job that fits their skills, talents and career goals. The Resource Center also uses its network outside of the company to help place people who decide to pursue interests beyond ASML. By expanding its scope of employee services, the Resource Center will help us to become better equipped to manage the peaks and valleys of the semiconductor industry.

Developing future talent

ASML participates in internship programs with local universities in the countries in which we operate. These programs help us to give students work experience, while developing professional and technical skills in potential future employees. The programs also promote an understanding of ASML and our technology among international educational institutions. This year, we sponsored 83 interns worldwide.

In 2002, ASML began an initiative to develop specialized lithography talent in China, which has emerged as the world's largest growth market for Integrated Circuit (IC) manufacturing. As part of the initiative, ASML is sponsoring a lithography training center at Tsinghua University in Beijing, China. The training center activities will result in a pool of skilled engineers specialized in lithography and trained on ASML equipment in this very important market for ASML. It also provides a place for ASML to train our engineers in China.

Applicant tracking

ASML adopted a new worldwide applicant tracking system in 2002. The online system assists us in matching applicant qualifications with vacancies in all ASML locations around the world. Applicants whose qualifications do not match immediate vacancies remain in the applicant tracking database and are considered for future opportunities. This efficient method of applicant tracking will result in time and cost savings for job recruitment efforts.

In 2002, ASML in the Netherlands completed a survey of people entered into the applicant tracking system. The intention of the survey was to get ASML in touch with the needs of people in the job market. Based on the results of the survey, ASML has better insight into what people want to know about ASML and when they want to know it. For example, we now know that 94 percent of people in our database in 2002 wanted to have information about vacancies, and 80 percent in 2002 wanted information on education, training and technological developments.

Developing Our Valued Talent

ASML has made a firm commitment to develop the careers and competencies of our employees and follows through on this commitment both in good and in bad economic times. Despite the economic slowdown, the Board of Management endorsed development and learning programs in 2002. These programs focus on improving current job performance and on developing competencies to help employees reach the next level in their career paths. Development and Learning (D&L) includes several worldwide activities, such as the Management Development and Planning (MD&P) process, global succession planning, Personal Development Plans (PDP), the Professional Leadership Program (PLP), coaching discussions, functional training and D&L tracking systems for all employees.

Management Development and Planning

The MD&P review process was put in place to identify leadership talent in ASML. Managers identify an employee's career potential and development areas using the MD&P review form. The review form is based on ASML's leadership model, which outlines the competencies that we expect from our leadership. The review information is used as input for succession planning and later for personal development

Global succession planning

Having the right leaders at the right place and at the right time requires a worldwide system for succession planning. In 2002, ASML implemented a formal succession planning system to ensure quality of leadership at ASML worldwide. All critical positions are identified, and for each position, more than one successor is in place. The identified successors have the required knowledge and skills to perform the critical job functions. This system ensures organizational continuity and minimizes risks to the company when our key talent changes job positions.

ASML SOCIAL REPORT 2002

Employees at higher job levels who have shown leadership potential develop a personal development plan with their managers. The PDP identifies an employee's career goals and the personal and professional development needed to reach these goals. Personal development promotes key competencies, such as self management, communication and organizational skills. Professional development includes technical or commercial education and training needed to develop job skills or experience. The PDP focuses on both of these areas that are key to developing leadership potential in employees.

Professional Leadership Program

ASML offers a Professional Leadership Program to employees in lower management levels who show high potential for career growth. During the program, participants selected from all disciplines, locations and backgrounds work together on project teams. The PLP thus provides an important vehicle for integration across all regions and disciplines within ASML. The program includes modules on performance improvement, high-tech marketing, entrepreneurship, organizational renewal and innovation. ASML will continue adding new leadership programs to develop its employees in the coming years.

     "Average companies make average decisions. The reason for the PLP is to bring us to a higher level as a company. a recognize we are under financial constraints right now, but it is during these times that we wart to invest in developing our leaders so that we will emerge from the downturn as a stronger company."

     Peter Wennink
     ASML Chief Financial Officer

Coaching discussions

All employees below management level have yearly coaching discussions with their managers. During these discussions, strengths and developmental areas are identified and a development plan is proposed. The development plan can include learning activities, such as performance coaching, increasing responsibilities and functional training.

Job-oriented development and learning

Besides the leadership programs, all employees can attend training workshops or programs at accredited educational institutions to sharpen their job-related skills. Examples of the training employees can receive are personal effectiveness workshops, PC training and mechanics education. In 2002, more than 2200 employees in Europe took advantage of this learning opportunity. In the U.S., the focus was on ASML and SVG integration activities. Therefore, employees attended programs such as change management workshops. They also received training necessary to implement human resource tools such as management development workshops and sexual harassment awareness. In Asia, the focus was on basic managerial skills training. At the ASML sector level, training matrices were developed for Goodsflow and Product Marketing to define minimum training requirements.

Development and Learning (D&L) tracking systems

To efficiently record and track employee participation in the management development program, ASML implemented an Intranet-based system known as "Pilat" in 2002. Pilat enables upper management to see the positions that employees have held, the training that they receive as part of the program and the input from the MD&P review forms and PDPs. Another tool implemented in 2002 is called e-taf, the electronic training application form. E-taf enables employees to electronically submit and track their own training requests. All employee information is continually updated in ASML's SAP database. These tools were developed to increase the efficiency and effectiveness of the D&L processes.

[GRAPHIC OMITTED]

"The PLP was an enriching experience for me. The camaraderie that was shared among my colleagues from various disciplines and cultural backgrounds made me realize how strong we are as a team. This diversity also strengthened my knowledge of other divisions and disciplines and helped me view the company from a broader perspective. When I returned to Wilton, I shared what I learned with my colleagues, which helped to extend the benefits of the program."

Rich Da Ros
Director of Manufacturing Operations
Wilton,
Connecticut, U.S.A.

[GRAPHIC OMITTED]

Motivating Employees

ASML continued to show commitment to the success of our employees during the economic downturn in 2002. We did so by introducing programs that benefited employees, without requiring a large cash investment from the company.

Global incentives

o To award employee performance, the regular performance appraisals were conducted in 2001. The merit increases resulting from these appraisals were either granted in cash or translated into employee stock options in 2002.

o To show ASML's appreciation to employees for meeting company targets in areas such as sales and lead times, in 2002, eligible employees received a bonus based on company-wide targets achieved throughout 2001.

Worldwide stock option programs

o To enable employees to obtain stock options at a time when there was no profit sharing, special stock option programs were introduced. Depending on local regulations and requirements, employees had three options for receiving the options: they could be given options as a result of their performance appraisals, exchange specified forms of gross income for options or purchase the options from their net income.

o Key employees were nominated across the entire company worldwide and across all salary grades to receive incentive stock option grants.

Other benefit programs

o In the Netherlands, ASML made use of specific local tax advantages to allow employees to purchase bicycles and computers using gross income or vacation days. ASML is examining whether similar possibilities exist in other regions of the world. Furthermore, in the Netherlands, the number of employees benefiting from the ASML-initiated child day care saw an increase in 2002.

Supporting Employee Involvement


To enhance the ASML and SVG integration in 2002, it has been important for employees to work together with their colleagues from different cultures and disciplines. ASML has supported employees' involvement, whether at work or outside the workplace.

International ASML projects implemented this year have given employees the chance to get to know their counterparts in different parts of the world and to come to a greater understanding of the organization as a whole.

SPRINT

Initiated at the beginning of the year, SPRINT was an effort to integrate the processes, structures and information of the former SVG and ASML Customer Support, Logistics and Finance departments. The members of the SPRINT teams represented multiple job functions and lived in various global locations. The final outcome of the project was the consolidation of eight disconnected information systems into a single worldwide system.

     "Involvement in SPRINT gave me an opportunity to learn about, come to understand, and share working and cultural differences with ASML employees around the world. Projects like these provide a way for me and others to build strong working relationships with colleagues in other parts of the organization."

Tony Prunotto
Director
U.S. ITM&S Service Development
Wilton, Connecticut, U.S.


Install by GF and CS - working toward improvement

Another project started in 2002 that enabled people from various disciplines and cultural backgrounds to work together was a cooperation between the Goodsflow (GF) and Customer Support (CS) organizations. ASML's objective for the project, known as "Install by GF & CS," was to create a more efficient workflow for Customer Support and Goodsflow employees and contribute to customer satisfaction by improving installation times and quality.

     "By working together on projects like these, we are able to solve problems more quickly and increase our own job knowledge along the way."

     Antonio Puglisi Installation
     Engineer ASML Italy


Staff Association and Works Councils

Employees in the Netherlands have a Works Council that consists of employee representatives elected by the employees. The Works Council ensures that the best interests of employees are always considered in business decisions. In 2002, employees established and elected a Works Council in France.

Employees in Germany have initiated a Staff Association in 2002. The mission of the association is to promote a sense of unity among employees by organizing events and activities to take place outside of working hours and away from the work environment. Like the association Trendsteppers in the Netherlands, which has been active for many years, the association in Germany has united former SVG and ASML employees by enabling them to get to know one another in a social setting.


Helping each other

ASML is proud of its motivated employees, who work together and help one another in times of need. In the summer of 2002, Dresden was struck by a major flood, which had a significant impact on people in the city. While the ASML office in Dresden suffered minimal damage, many employees were hit hard on a personal level. ASML Dresden colleagues from around the world offered support and encouragement during this difficult time, and employees in Veldhoven gave technical assistance to help their Dresden colleagues quickly regain productivity during a period of electrical outage. The Dresden employees worked hard to bring the Dresden office back to productivity, while also helping the city fight and contain the effects of the flooding.

Unifying Our Efforts

Before the merger with SVG in 2001, ASML's business activities were concentrated in Veldhoven, the Netherlands. The highest employee population was in Europe, with only a small presence in the rest of the world. That situation has changed drastically.

As a result of the merger, ASML had to globalize the way it has done business for more than 15 years. During 2002, we have focused on resolving differences in both corporate and national cultures, eliminating duplication of effort and learning from the best practices of employees around the world. Resolving these differences has required many months of cooperative effort among various departments and disciplines. After more than a year of integrating, improving and refining processes, the company is now functioning as a single, unified global enterprise.

Merging of facilities

Performing the integration activities of 2002 on a global scale required enormous effort in many different areas of the business. Because many ASML and SVG locations were merged, a major challenge emerged in the area of facilities management. Some buildings were closed, while others were opened. As a result, some employees had to be relocated across the company. With the merging of locations came the combining of legal entities within each country of each region.

Integration of HR&O systems

In addition to these physical location changes, salary systems, compensation and benefits packages and appraisal systems had to be integrated globally. There are significant differences between ASML regions. These differences in legal and tax issues, cultural customs and market practices among the countries played a major role in the integration process. This process was further complicated by separate HR&O systems and policies within the former SVG organization. Because SVG had two previous owners, many employees had held on to previous HR&O packages. ASML HR&O was faced with the challenge of developing and introducing a single set of ASML policies, payroll systems, information systems and compensation and benefits packages in all regions. HR&O in each region worked closely with local business management to ensure that this effort was managed in a way that protected the best interests of the employees and of the company.

Global job alignment

Part of the unification process involved creating a unified global organizational structure. To do so, we examined the organization and jobs of employees on all three continents to align them. To accomplish this task, a global organization and job alignment project was undertaken and completed in 2002. The goal of the project was to ensure that the same and similar jobs had comparable titles, requirements, descriptions and grades. For the project, ASML used the job evaluation and job matching techniques of the Hay Group, an international professional consultant that ASML has worked with for many years. The newly integrated organization and job titles were entered into ASML's HR&O database.

HR&O alignment with business strategy

Because more than half of the former SVG employees were located in the U.S., ASML in the U.S. confronted perhaps some of the greatest integration challenges. Some of these challenges included creating a single payroll system and HR&O information system from four separate existing systems and performing job alignment across the U.S. organization. In addition, due to the restructuring required by the merger, significant headcount reductions were necessary in 2002. To deal with these challenges, ASML in the U.S. undertook initiatives to align employee policies and procedures across the U.S. with the company's global business strategy. The HR&O Leadership Team (HRLT) and the Business Leadership Council (BLC) were two groups formed in 2002 as part of this alignment effort. The goal of the HRLT was to counsel business managers on matters affecting employees and to ensure that the interest of employees was considered in business strategy development. Likewise, the BLC makes certain that HR&O activities support business objectives.

Minimizing employee impact in U.S., Europe

In December of 2002, the Board of Management announced its intention to reduce the work force in the Lithography segment worldwide, to divest the Thermal operations, and terminate the Track operations. The reductions in our work force are intended to be implemented in 2003.

Nevertheless, ASML worked hard to minimize the impact of restructuring and headcount reductions on employees in 2002. To present alternatives to forced layoffs early in 2002, ASML in the U.S. introduced a work sharing program, and the U.S. and Europe both offered voluntary separation programs and internal transfer opportunities. In addition, employees with appropriate skills from U.S. locations that were closing or were impacted by the decline of business were given the opportunity to transfer, with benefits, to other U.S. locations. The U.S. was also able to meet 2002 cost objectives by introducing a reduced employee workweek. In Europe in 2002, ASML reduced the flexible part of its labor force, including contractors and temporary payroll employees.

Gearing up for growth in Asia

While the U.S. and Europe had to deal with reductions due to restructuring and freezing of hiring activity, ASML Asia's challenges in 2002 were of a different nature. Asia worked to enlarge its workforce to prepare to serve the semiconductor needs of the region's growing economy. Thus, along with the integration efforts in 2002, ASML Asia launched recruitment and hiring campaigns throughout the region. To attract competent, well-skilled technical talent in Asia, ASML embarked on aggressive corporate branding and recruiting activities. Corporate image and recruitment ads were placed in Asian newspapers and industry publications. While recruitment activity took place throughout Asia, the major focus was in the high-growth market of China, where we increased our headcount by 42 percent in 2002.

As part of the hiring activity, ASML placed new local Customer Support managers in various Asian countries. While these positions were previously filled by expatriate employees, the new managers were hired from local job markets. This localization of leadership in Asia will help ASML better address the needs of the local markets.

Other activities related to compensation and benefits in Asia include the following:

o ASML Asia worked with HR&O in the U.S. to develop a compensation structure for sales account managers.

o A salary update project was initiated in Asia to automatically calculate salary increases in line with annual performance appraisals. Asian employee base salaries were reviewed and needed adjustments were made.

o To ensure that HR&O policies remain competitive in the job market, HR&O in Asia conducted various surveys with independent consulting firms throughout the year. These surveys included a field survey of the cost of living of each country, a compensation and benefits survey, a survey of market salaries and a survey of working conditions. Using the results of these surveys, ASML examined its own HR&O policies and has made needed adjustments.

o Insurance and housing policies in Asia were reviewed against local market practices and revised where needed.

Global organizational reporting

Now that all former SVG and ASML systems and information have been integrated, we are able to approach the task of organizational reporting in one clear and consistent manner. A worldwide reporting method implemented in 2002 assists ASML management in the decision-making process by presenting a clear worldwide view of key organizational elements such as organizational and cost center structures.

Keeping Employees in Touch

One key to a successful global organization is efficient global communications. In 2002, ASML worked to improve the effectiveness of existing communication tools, as well as introduce new tools to keep employees in all locations informed in a timely and efficient manner. The aim of the 2002 communication initiatives was to improve the stream of information to and among employees, while realizing savings in costs and employee time.

Informal meetings were organized between employees and Board members in various locations worldwide. These meetings allowed Board members to get employee feedback directly. In addition, a New Year's meeting was held in 2002 to inform employees about last year's financial results and give an outlook of the year to come. For the first time ever, this meeting was organized as a worldwide event that took place in all locations with corporate input and support. Besides these meetings, most countries had quarterly employee update meetings to address local issues.

Improving our communication tools

Because the Intranet is very actively used within ASML, in 2002, ASML created a plan to enhance the effectiveness of this important communications tool. The main goal was to improve the corporate news and information function of the Intranet. The plan to improve the Intranet will be carried out in 2003. In addition, we have looked at ways to make our internal publications, such as Spectrum magazine, more useful and relevant to employees.

Commitment to People

Since ASML was founded in 1984, the promise of commitment has been consistent with the core values of ASML. Our commitment is the foundation for our relationships with all of our stakeholders, and we stress this commitment through the ethical way in which we conduct business and through actions that demonstrate care and concern for people.

Maintaining ethical business conduct

ASML has produced an external publication containing our corporate principles of ethical business conduct. This document demonstrates ASML's promise of commitment to our customers, employees, suppliers and investors, and to our physical environment.

In 2002, ASML translated this document into Internal Guidelines for Ethical Business Conduct. The guidelines address what ethical business conduct means for us internally as a responsible global enterprise. Managers and team leaders were encouraged to discuss the document with employees at a local level, underscoring the importance of the document, and helping employees understand how it relates to their daily work.

Commitment to society: ASML Trust

To emphasize commitment to the communities in which we operate, the ASML Trust was established in 2002. The Trust gives financial support to projects of non-profit organizations and societies located in countries where ASML is present. The local projects supported by the ASML Trust focus on technical education, along with other activities to improve the quality of life for children and the underprivileged.

A Quick Look at the Organization


The total number of ASML employees on December 31, 2002 was 6,683. The following table compares these figures with totals for 2000 and 2001 for each business sector.



The total number of personnel employed per sector was



For year ended December 31                                                 2000          2001               2002
-------------------------------------------------------------------------------------------------------------------
Marketing & Technology                                                    1,860         1,689             1,708
Goodsflow                                                                 1,923         1,526             1,416
Customer Support                                                          1,931         1,964             2,090
General                                                                     711           716               588
Sales                                                                       203           144               169
Track & Thermal (discontinued)                                            1,495         1,031               712
-------------------------------------------------------------------------------------------------------------------
Overall result                                                            8,123         7,070             6,683



The total number of personnel employed per region was


For year ended December 31                                                                                2002
-------------------------------------------------------------------------------------------------------------------
Europe                                                                                                   3,422
U. S.                                                                                                    2,636
Asia                                                                                                       625
-------------------------------------------------------------------------------------------------------------------
Overall results                                                                                          6,683



Total continuing operations

For year ended Decernber 31                                                2000          2001               2002
-------------------------------------------------------------------------------------------------------------------

                                                                          6,628         6,039             5,971

Total discontinued operations

For year ended December 31                                                 2000          2001               2002
-------------------------------------------------------------------------------------------------------------------

                                                                          1,495         1,031               712


Number of nationalities

Over 48 nationalities are represented within our ASML organization worldwide.

ASML. Worldwide
Contact Information

Corporate Headquaters

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office

Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR


Corporate Communications

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com



Investor Relations

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asmI.com





For more information
please visit our website
www.asml.com